

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 1, 2016

<u>Via E-mail</u>
Michael G. Moore
Chief Executive Officer
Gulfport Energy Corporation
14313 North May Avenue
Oklahoma City, OK 73134

> **Re: Gulfport Energy Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed February 19, 2016**
> **File No. 0-19514**

Dear Mr. Moore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2015</u>

<u>Properties, page 44</u>

<u>Proved Undeveloped Reserves (PUDs), page 47</u>

1.   You disclose the 2015 conversion of 81 BCFE of 14 available PUDs to proved developed status with capital expenditures of $112 million for an incurred unit development cost of $1.38/MCFE. In 2014 you converted 38 BCFE with capex of $68 million for a unit cost of $1.79/MCFE. It appears that you have projected, over the next five years, future PUD conversions of 938 BCFE for development costs of $837 million or $.89/MCFE.

Please explain the basis for your lower projected development cost and identify any of the 14 PUDs locations referenced above that were developed at such lower development/conversion costs in 2015.

Production, Prices and Production Costs, page 48

2.   We note that you report unit production costs of $.35/MCFE in your tabulation on page
        48, and that midstream costs using the information on page F-4 appear to be $.69/MCFE
        [=$138.6 million/200.1 BCFE]. However, the projected unit production cost implicit in
        your presentation of the standardized measure on page F-50 is $.55/MCFE.

        Please describe the portion of midstream costs (gathering, transportation, and
        processing) that are incurred prior to the transfer of custody, tell us how these costs are
        represented in the standardized measure, and explain your rationale.

        Please also furnish to us a line item list of the components of and figures for your
        production costs incurred during each of the last three fiscal years.

Productive Wells and Acreage, page 49

3.   You disclose that leases for 24% of your undeveloped Utica acreage will expire in 2016.
        Please tell us the extent to which your proved undeveloped reserves are attributed to
        acreage having expiration dates that precede the scheduled date for initial development,
        and explain how you expect to forestall the expiry of such acreage.

Management's Discussion and Analysis, page 55

2015 and 2016 Year to Date Highlights, page 56

4.   We note your statement, "Of our 49 [46 net] new wells spud during 2015, ten were
        completed as producing wells and, at year end, 36 were in various stages of completion
        and three were drilling." You disclose the YE2015 total proved reserves increase due to
        extensions/discoveries to be about 1044 BCFE [page F-48] and the YE2015 PUD
        reserves increase due to extensions/discoveries to be about 626 BCFE [page 47]. This
        leaves 418 BCFE [=1044-626 BCFE] for the increase in proved developed reserves
        attributed to the ten wells completed as producers, and indicates an Estimated Ultimate
        Recovery of about 42 BCFE/well. Please explain the reasons for any difference between
        the increase in proved developed reserves indicated for each of the ten completed
        producers and the average for the 46 wells.

        Please note that FASB ASC Section 932-235-20 (Glossary) states "Proved developed oil
        and gas reserves are proved reserves that can be expected to be recovered:

        a.   Through existing wells with existing equipment and operating methods or in
                which the cost of the required equipment is relatively minor compared with the
                cost of a new well."

As horizontal well completion costs are typically a significant portion of total well costs, please clarify the extent to which the incremental proved developed reserves are attributable to horizontal wells that require additional completion before production may commence.

Please submit a schedule showing how the incremental proved developed reserves due to extensions/discoveries correlate with the various horizontal wells referenced in your disclosure, and for each well as of December 31, 2015, indicate the actual cumulative completion costs and estimated total completion costs.

For any significant components, tell us how you assessed the remaining completion costs as "relatively minor compared with the cost of a new well" in deciding to classify the associated proved reserves as developed.

Exhibit 99.1 Third Party Petroleum Engineering Report

5. We note the description of procedures performed in Exhibit 99.1 indicates that per-well overhead expenses have been excluded for the operated properties, while noting this as an exception to the SEC and FASB requirements. Your standardized measure should reflect the producing well overhead that corresponds to the level and cost of field, region and headquarters supervision assigned in your organization. You should also consider the following guidance from FASB ASC paragraph 932-235-50-26,

> "…some expenses incurred at an entity's central administrative office may not be general corporate expenses, but rather may be operating expenses of oil- and gas-producing activities, and therefore shall be reported as such. The nature of an expense rather than the location of its incurrence shall determine whether it is an operating expense. Only those expenses identified by their nature as operating expenses shall be allocated as operating expenses in computing the results of operations for oil and gas-producing activities."

Tell us the reasons you have not adhered to this guidance in the preparation of your reserve disclosures and the extent to which this information would need to change to properly reflect the attribution of all applicable overhead expenses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ron Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources